Prospectus Supplement Filed pursuant to Rule 424(b)(3)

Registration No. 333-132237

PROSPECTUS SUPPLEMENT NO. 1

DATED JULY 19, 2006

(To Prospectus Dated June 23, 2006)

ACCENTIA BIOPHARMACEUTICALS, INC.

4,605,016 Shares of Common Stock

This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated June 23, 2006, of Accentia Biopharmaceuticals, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus. The Prospectus relates to the public sale, from time to time, of up to 4,605,016 shares of our common stock by the selling shareholders identified in the Prospectus.

This prospectus supplement includes the attached Form 8-K, as filed by us with the Securities and Exchange Commission on July 19, 2006.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus dated June 23, 2006, as previously supplemented) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 19, 2006.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 13, 2006

ACCENTIA BIOPHARMACEUTICALS, INC.

(Exact name of Registrant as Specified in its Charter)

Florida	000-51383	04-3639490
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

324 South Hyde Park Ave., Suite 350

Tampa, Florida 33606

(Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (813) 864-2554

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ACCENTIA BIOPHARMACEUTICALS, INC.

FORM 8-K

Item 1.01. Entry Into a Material Definitive Agreement.

On July 13, 2006, Accentia Biopharmaceuticals, Inc. (the “Company”) entered into an amendment to its credit facility with Laurus Master Fund, Ltd. (“Laurus”) under which the amount of the aggregate overadvance by Laurus to the Company under such credit facility was increased to $7.5 million. The purpose of the overadvance increase was to obtain new funding in the approximate amount of $5.0 million (before transaction expenses) to refinance the indebtedness of TEAMM Pharmaceuticals, Inc., a wholly owned subsidiary of the Company (“TEAMM”), to Harbinger Mezzanine Partners, LP. The terms of the increased overadvance are set forth in an overadvance letter agreement, dated July 13, 2006, among Laurus, the Company, and certain subsidiaries of the Company (the “Overadvance Agreement”). The Overadvance Agreement is attached as Exhibit 10.1 to this Current Report on Form 8-K.

The Company’s credit facility with Laurus consists of two components: a term loan in the principal amount of approximately $9.4 million as of the date of this Form 8-K and a revolving loan in the maximum principal amount up to $5 million. In general, under the revolving loan, the Company has the right to borrow up to the sum of 85% of all of the eligible accounts receivable and 50% of eligible inventory (as defined in the credit facility). However, the Company may also request pursuant to the terms of the credit facility that Laurus lend amounts in excess of the maximum borrowing availability that would otherwise apply under the revolving loan. On December 29, 2005, Laurus made such an overadvance in the amount of $2.5 million, and that overadvance became due on July 2, 2006. The new Overadvance Agreement provided for the repayment of the prior $2.5 million overadvance and the extension of a new overadvance in the amount of $7.5 million (the “Overadvance”), resulting in new funds of $5.0 million to the Company before taking into account a $175,000 servicing fee payable to Laurus and before taking into account transaction expenses.

As required by the Overadvance Agreement, approximately $3.0 million of the newly advanced funds from Laurus were used to repay in full the remaining outstanding balance under the loan from Harbinger Mezzanine Partners, LP to TEAMM. The Company previously paid $2.0 million under the Harbinger indebtedness on June 30, 2006 from cash on hand. The remaining new funds from the Overadvance after transaction expenses are being used for general corporate purposes.

The other material terms and conditions of the Overadvance Agreement are as follows:

•	Immediately following the execution and delivery of the Overadvance Agreement, the Company will make a new borrowing under its revolving credit facility with Laurus against the eligible accounts receivable and eligible inventory of TEAMM, and such borrowing will be used to pay down the Overadvance. The Company anticipates that the amount of such borrowing will be approximately $2.5 million. Accordingly, the Overadvance Agreement provides that the maximum amount of the Overadvance will be automatically reduced to $5.0 million (from $7.5 million) as of July 31, 2006.

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•	Any portion of the Overadvance still outstanding on January 1, 2007 will be due and payable on January 1, 2007. However, if prior to January 1, 2007, the Company engages in any sale of all or any portion of its equity interest in TEAMM, or if TEAMM sells all or any portion of its assets (other than the sale of inventory in the ordinary course of business or certain sales of obsolete or unnecessary equipment), then the Overadvance must be repaid in an amount, to be determined by Laurus, up to the net proceeds received from such transaction.

•	The Overadvance will bear interest at the prime rate plus two percent (2.0%) per annum.

•	In consideration of the Overadvance and as provided in the Overadvance Agreement, the Company paid to Laurus a $175,000 servicing payment and issued to Laurus 100,000 shares of fully paid and nonassessable shares of the Company’s common stock, par value $.001 per share.

•	The Overadvance Agreement grants to Laurus piggyback registration rights with respect to the Company shares issued to Laurus under the agreement, subject to the prior registration rights of other third parties and subject to the right of an underwriter in an underwritten offering to reduce the shares being sold by Laurus under customary circumstances.

The shares issued by the Company to Laurus under the Overadvance Agreement were issued pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of Section 4(2) of the Securities Act and by virtue of Rule 506 of Regulation D under the Securities Act. Such sale and issuance did not involve any public offering, was made without general solicitation or advertising, and Laurus represented to the Company that Laurus is an accredited investor with access to all relevant information necessary to evaluate the investment and that the shares were being acquired for investment purposes only.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registration.

The information included in Item 1.01 of this Form 8-K is hereby incorporated by reference into this Item 2.03.

Item 3.02. Unregistered Sales of Equity Securities.

The information included in Item 1.01 of this Form 8-K is hereby incorporated by reference into this Item 3.02.

Item 9.01. Financial Statements and Exhibits.

See the Exhibit Index set forth below for a list of exhibits included with this Form 8-K.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

ACCENTIA BIOPHARMACEUTICALS, INC.

By:	/s/ Samuel S. Duffey
Samuel S. Duffey
General Counsel

Date: July 19, 2006

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EXHIBIT INDEX

Exhibit Number	Description
10.1	Overadvance Letter Agreement, dated July 13, 2006, among Laurus Master Fund, Ltd., Accentia Biopharmaceuticals, Inc., The Analytica Group, Inc., and TEAM Pharmaceuticals, Inc.

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Exhibit 10.1

July 13, 2006

Accentia Biopharmaceuticals, Inc.

The Analytica Group, Inc.

TEAMM Pharmaceuticals, Inc.

324 South Hyde Park Ave., Suite 350

Tampa, Florida 33606

Attention: Chief Financial Officer

Re: Overadvance Side Letter

Reference is hereby made to that certain Amended and Restated Security Agreement dated as of April 29, 2005, and amended and restated as of February 13, 2006, by and among Accentia Biopharmaceuticals, Inc., a Florida corporation (“Parent”), The Analytica Group, Inc., a Florida corporation (“Analytica”), TEAMM Pharmaceuticals, Inc., a Florida corporation by way of joinder dated as of the date hereof (“Teamm” and, together with Analytica and Parent, the “Companies” and, each a “Company”) and Laurus Master Fund, Ltd. (“Laurus”) (as amended, modified and/or supplemented from time to time, the “Security Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed them in the Security Agreement. Reference is made to the letter agreement, dated as of December 29, 2005, by and between the Parent, Analytica, The Francis E. O’Donnell, Gr. Irrevocable Trust No. 1 and Laurus (the “Existing Overadvance Waiver”), pursuant to the terms of which Laurus agreed with the Parent and Analytica to provide an Overadvance in the maximum amount of $2,500,000 through the period commencing on December 29, 2005 and continuing through July 1, 2006 (the “Existing Overadvance”). In consideration of the agreements set forth below, the receipt and sufficiency of which is hereby acknowledged, notwithstanding the terms of the Existing Overadvance Waiver, the parties hereto each hereby acknowledge that the Existing Overadvance shall be repaid in full on the date hereof and that, from and after the date hereof, the Existing Overadvance Waiver shall be of no further force or effect.

Subject to satisfaction of the Overadvance Conditions (as defined below), Laurus is hereby notifying the Companies of its decision to again exercise the discretion granted to it pursuant to Section 2(a)(ii) of the Security Agreement to make Loans to the Companies during the Period (as defined below) in excess of the Formula Amount on the date hereof (the “Overadvances”). Subject to satisfaction of the Overadvance Conditions, the aggregate principal amount of the Overadvances as of the date hereof shall be $7,500,000 and shall at no time hereafter exceed the Maximum Overadvance Limit (as defined below) . Notwithstanding anything herein to the contrary, the Maximum Overadvance Limit shall at no time be greater than the remainder of (x) $20,000,000 less (y) the principal amount of all Obligations (other than the Overadvance) outstanding at such time (and shall be reduced as and when necessary to comply with the foregoing)..

In connection with making the Overadvances, during and in respect of the period commencing on the date hereof through and including the January 1, 2007 (or earlier to the extent that the Overadvances are earlier permanently repaid in full per the terms of the proviso set forth at the end of this sentence) (the “Period”), Laurus hereby waives compliance with Section 3 of the Security Agreement, but solely as such provision relates to the immediate repayment requirement for Overadvances. Laurus further agrees that solely for such Period (but not thereafter), (i) the incurrence and existence of the Overadvances in itself shall not trigger an Event of Default under Section 19(a) of the Security Agreement and (ii) notwithstanding anything to the contrary set forth in Section 5(b)(ii) of the Security Agreement, during the Period, the rate of interest applicable to such Overadvances shall be the “prime rate” published in The Wall Street Journal from time to time (the “Prime Rate”), plus two percent (2%) (collectively, the “Overadvance Rate”). Interest shall be (i) calculated on the basis of a 360 day year, and (ii) payable monthly, in arrears, commencing on August 1, 2006 on the first business day of each consecutive calendar month thereafter through and including the expiration of the Period, whether by acceleration or otherwise. All other terms and provisions of the Security Agreement and the Ancillary Agreements shall remain in full force and effect. For the avoidance of doubt, all proceeds applied by any Company in repayment of its obligations to Laurus hereunder and under the Security Agreement and the Ancillary Agreements shall be first applied as a repayment of the Overadvances unless otherwise agreed by Laurus. Once repaid, Overadvances may be reborrowed during the Period provided that the aggregate amount of all outstanding Overadvances shall not at any time exceed the Maximum Overadvance Limit then in effect.

The Companies hereby each acknowledge and agree that Laurus’ obligation to fund the Funded Overadvance on the date hereof and each permitted reborrowing thereof after the date hereof (subject to the Maximum Overadvance Limit) shall, at the time of such making of such Funded Overadvance or reborrowing, and immediately after giving effect thereto, be subject to the satisfaction of the following conditions (the “Overadvance Conditions”): (i) no Event of Default shall exist and be continuing as of such date; (ii) all representations, warranties and covenants made by the Companies in connection with the Security Agreement and the Ancillary Agreements shall be true, correct and complete as of such date; and (iii) the Companies and their respective Subsidiaries shall, within thirty (30) days of the date hereof have taken all action necessary to grant Laurus “control” over all of the Companies’ and their respective Subsidiaries’ Deposit Accounts (the “Control Accounts”), with any agreements establishing “control” to be in form and substance satisfactory to Laurus. “Control” over such Control Accounts shall be released upon the indefeasible repayment in full and termination of the Overadvance (together with all accrued interest and fees which remain unpaid in respect thereof).

The Companies hereby agree and acknowledge that they shall, on a joint and several basis: (x) permanently and immediately repay in full all amounts outstanding under the Overadvances upon expiration of the Period together with accrued interest and fees which remain unpaid in respect thereof and (y) immediately repay all amounts outstanding under the Overadvances which are at any time in excess of the Maximum Overadvance Limit during the

Period, together with accrued interest and fees which remain unpaid in respect thereof. The failure to make any required repayment of the Overadvances shall give rise to an immediate Event of Default. The “Maximum Overadvance Limit” shall initially be $7,500,000 and shall be permanently reduced (but not below $0) (x) by an amount equal and limited to $2,500,000 upon the earlier to occur of July 31, 2006 and the date upon which the Companies first borrow funds from Laurus on the basis of the Eligible Accounts of Teamm and (y) by the amount of the net proceeds (as determined by Laurus in its sole discretion) of a Teamm Transaction (as defined below).

The Companies further acknowledge and agree that (x) the proceeds of the Overadvances shall be used to repay in full all outstanding obligations owing to Harbinger Mezzanine Partners, LP and its affiliates (collectively, “Harbinger”) and that as a result of such repayment no further obligations shall be owing by the Parent or any of its Subsidiaries to Harbinger, (y) all guarantees and security interests (and all other interests and obligations related thereto) granted by the Parent or any of its Subsidiaries for the benefit of Harbinger or any of its affiliates shall be terminated (and evidence of same shall be provided to Laurus and be satisfactory to Laurus in its sole discretion) and Laurus shall have a first priority security interest over all assets and equity of Teamm (and the Companies will be permitted to include the Eligible Accounts and Eligible Inventory of Teamm in the borrowing base under the Security Agreement pursuant to the terms conditions set forth in the Security Agreement and the Ancillary Agreements (including, without limitation, the Joinder Agreement, dated as of the date hereof by and between Teamm and Laurus)) and (z) during any time while Section 19(k) of the Security Agreement, Section 5(a) of the Stock Pledge Agreement, dated as of April 29, 2005, and amended and restated as of April 25, 2006 among the Companies and Laurus (as amended, modified or supplemented from time to time, the “Stock Pledge Agreement”) and/or Section 3(g) of the Master Security Agreement, dated as of April 29, 2005 among the Companies and Laurus (as amended, modified or supplemented from time to time, the “Master Security Agreement”) continues to remain in effect, any sale of the Parent’s equity interest in Teamm, or any sale by Teamm of any of its assets (other than inventory in the ordinary course of business or obsolete and worn-out equipment or equipment no longer necessary for its ongoing needs, having an aggregate fair market value of not more than $100,000, subject to further conditions) (either being, a “Teamm Transaction”), will be subject to the prior written consent of Laurus pursuant to the terms of said Security Agreement, Stock Pledge Agreement and Master Security Agreement, and consistent with the terms of said Security Agreement, Stock Pledge Agreement and Master Security Agreement, the Parent and Teamm each acknowledge that Laurus may make such consent conditional on the repayment of all or a portion of the Obligations using 100% of the net proceeds (as determined by Laurus in its sole discretion) of such Teamm Transaction.

In consideration of the foregoing, the receipt and sufficiency of which is hereby acknowledged, the Companies shall, on the date hereof, pay to Laurus Capital Management, LLC, the investment advisor of Laurus (“LCM”), a non-refundable servicing payment in an amount equal to $175,000. The foregoing payment is referred to herein as the “Servicing Payment.” The parties acknowledge that the Servicing Payment is a reasonable estimate of the expenses that LCM will incur in monitoring and servicing the Overadvance, and the Servicing Payment is intended to enable LCM to defray such expenses. Such payment shall be deemed fully earned on the date hereof and shall not be subject to rebate or proration for any reason. In further consideration of the foregoing, the receipt and sufficiency of which is hereby acknowledged, the Parent shall issue and transfer to Laurus 100,000 duly authorized and validly issued shares of Common Stock of the Parent, each with a par value of $0.001 per share and each subject to no liens, claims or encumbrances (the “Additional Shares”). With respect to the acquisition of the Additional Shares, Laurus hereby represents, warrants, and agrees that (i) the Additional Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act of 1933, as amended (the “Securities Act”), (ii) Laurus is an “accredited investor” within the meaning of Regulation D under the Securities Act, (iii) Laurus has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Additional Shares and that Laurus has had an opportunity to ask questions and receive answers from the Parent regarding the Parent’s and its subsidiaries’ business, management and financial affairs, (iv) Laurus has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Parent so that it is capable of evaluating the merits and risks of its investment in the Additional Shares and has the capacity to protect its own interests, (v) Laurus must bear the economic risk of an investment in the Additional Shares until the Additional Shares are sold pursuant to an effective registration statement under the Securities Act or an exemption from registration is available with respect to such sale, and (vi) Laurus is acquiring the Additional Shares for its own account for investment only, and not as a nominee or agent and not with a view towards or for resale in connection with their distribution.

The Parent further agrees that if at any time after the date hereof there is not an effective Registration Statement covering all of the Additional Shares issued hereunder and the Parent shall determine to prepare and file with the Securities and Exchange Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Parent shall send to Laurus written notice of such determination and, if within fifteen (15) days after receipt of such notice, Laurus shall so request in writing, the Parent shall include in such registration statement all or any part of such Additional Shares Laurus requests to be registered, to the extent the Company may do so without violating registration rights of others which exist as of the date of this Overadvance Side Letter, subject to customary underwriter cutbacks applicable to all holders of registration rights and subject to obtaining any required consent of any selling stockholder(s) to such inclusion under such registration statement.

The Parent understands that it has an affirmative obligation to make prompt public disclosure of material agreements and material amendments to such agreements. It is the Parent’s determination that this letter and the terms and provisions of this letter, (collectively, the “Information”) are material and will be disclosed in an 8-K filing to be filed by the Parent within four (4) days of the date hereof and in the form otherwise prescribed by the SEC. The Parent has had an opportunity to consult with counsel concerning this determination.

This letter may not be amended or waived except by an instrument in writing signed by each of the Companies and Laurus. This letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof or thereof, as the case may be. THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. This letter sets forth the entire agreement between the parties hereto as to the matters set forth herein and supersede all prior communications, written or oral, with respect to the matters herein.

The Companies hereby represent and warrant to Laurus that the transaction contemplated by or referred to in this letter (including the repayment of the Overadvance and the repayment of any portion of the Obligations as a condition to a TEAMM Transaction) will not violate or constitute a breach under any provision of the Securities Purchase Agreement, dated May 15, 2006, among Parent and the persons identified as “Buyers” therein (the “Securities Purchase Agreement”), including without limitation Section 4(n) of the Securities Purchase Agreement. Furthermore, the Companies hereby agree to jointly and severally indemnify, defend, and hold harmless Laurus and its officers, directors, affiliates, and employees from and against and all damages, liabilities, expenses, costs, and fees (including reasonable attorneys’ fees) resulting from any claim by a third party against Laurus arising under or related to any provision of the Securities Purchase Agreement, including Section 4(n) thereof.

This Overadvance Side Letter shall for all purposes be deemed to be an Ancillary Agreement.

If the foregoing meets with the Companies’ approval please signify the Companies’ acceptance of the terms hereof by signing below.

LAURUS MASTER FUND, LTD.

By:	/s/ Eugene Grin
Name:	Eugene Grin
Title:	Director

AGREED AND ACCEPTED ON THE DATE HEREOF:

ACCENTIA BIOPHARMACEUTICALS, INC.

By:	/s/ Alan M. Pearce
Name:	Alan M. Pearce
Title:	Chief Financial Officer

THE ANALYTICA GROUP, INC.

By:	/s/ Steve Arikian
Name:	Steve Arikian
Title:	Chairman & CEO

TEAMM PHARMACEUTICALS, INC.

By:	/s/ James A. McNulty
Name:	James A. McNulty
Title:	Treasurer

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